EXECUTION COPY

UNDERWRITING AGREEMENT
November 25, 2015
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1
Attention:    Mr. Ian E. Robertson, Chief Executive Officer
Dear Sirs and Mesdames:
CIBC World Markets Inc. ("CIBC"), TD Securities Inc. ("TD Securities", and together with CIBC, the "Joint Bookrunners"), BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Desjardins Securities Inc., Canaccord Genuity Inc., Cormark Securities Inc. and Industrial Alliance Securities Inc. (individually, an "Underwriter" and collectively, the "Underwriters") understand that Algonquin Power & Utilities Corp. (the "Corporation") proposes to issue and sell 14,355,000 Common Shares of the Corporation (the "Firm Securities"). In addition, the Underwriters understand that the Corporation proposes to grant to the Underwriters a one-time option (the "Over-Allotment Option") to purchase additional Common Shares from the Corporation (the "Optional Securities") for the sole purpose of covering over-allotments, in an amount equal to up to 15% of the number of Firm Securities (collectively, the Firm Securities and the Optional Securities are referred to as the "Purchased Securities").
We also understand that the Corporation has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of subscription receipts, common shares and preferred shares of any series in each of the Qualifying Jurisdictions (as hereinafter defined) and is prepared:

(a)	to authorize and issue the Purchased Securities; and

(b)
to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") to the Base Prospectus, in both the English and French languages and all necessary related documents in order to qualify the distribution of the Purchased Securities and the Over-Allotment Option in each of the Qualifying Jurisdictions (the "Offering").

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Corporation agrees to (i) sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the respective percentage of the Firm Securities set forth opposite the name of such Underwriter in Section 15.1 at a purchase price of $10.45 per Firm Security (for an aggregate purchase price of $150,009,750); and (ii) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to this Agreement is exercised by the Underwriters, the Corporation agrees to sell to the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation the respective percentage of the Optional Securities set forth opposite the name of such Underwriter in Section 15.1 at the purchase price of $10.45 per Optional Security in the manner contemplated in Article 3.
The Corporation shall pay to the Underwriters a fee (the "Commission") at the Time of Closing (as hereinafter defined) or the Option Closing Time (as hereinafter defined), as applicable, equal to 4.0% of the aggregate gross proceeds of Purchased Securities in consideration of the services to be rendered by the Underwriters in connection with such distributions, including, without limitation, acting as financial advisor to the Corporation in the preparation of documentation relating to the sale of the Purchased Securities; assisting the Corporation in connection with the preparation and finalization of the Prospectus Supplement (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this agreement (collectively, the "Underwriters' Fee").
The Purchased Securities will be offered for sale at an initial offering price not exceeding the price per security specified on the cover page of the Prospectus Supplement (as hereinafter defined), provided that after the Underwriters have made a reasonable effort to sell all of the Purchased Securities at such price, the Underwriters may subsequently reduce the offering price of the Purchased Securities from time to time in order to sell any of the Purchased Securities remaining unsold. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each selling firm. Any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation.
The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax or harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.
The agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:
Article I
DEFINITIONS
In this agreement, in addition to the terms defined above or elsewhere in this agreement, the following terms shall have the following meanings:
"1933 Act" means the United States Securities Act of 1933, as amended;
"1934 Act" means the United States Securities Exchange Act of 1934, as amended;
"Algonquin Companies" means those corporations set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;
"Algonquin Partnerships" means those partnerships set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;
"Algonquin Trusts" means those trusts set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Annual Information Form" means the annual information form of the Corporation dated March 30, 2015;
"Applicable Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Securities Commissions in the Qualifying Jurisdictions;
"Base Prospectus" means the English and French language versions (unless the context indicates otherwise) of the short form base shelf prospectus of the Corporation dated February 18, 2014, filed with the Securities Commissions in connection with the qualification for distribution of the Corporation's subscription receipts, Common Shares and preferred shares of any series in each of the Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated therein by reference;
"Business Day" means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario;
"CIBC" has the meaning ascribed thereto on the first page hereof;
"Closing" means the completion of the purchase of the Purchased Securities;
"Closing Date" means the date on which the purchase of the Purchased Securities will be completed which is scheduled for December 2, 2015 or such later date as the Corporation and the Underwriters mutually agree;
"Commission" has the meaning ascribed on the second page hereof;
"Common Shares" means common shares of the Corporation;
"Corporation" means Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada;
"distribution" and "distribution to the public" have the meaning as those terms are defined in Applicable Securities Laws and the term "misrepresentation" has the meaning ascribed to it in Applicable Securities Laws;
"Deerfield Agreements" means, collectively, the Deerfield Loan Agreement, the Deerfield MIPA, the Deerfield MIPA Guaranty and the Deerfield LLC Agreement;
"Deerfield Entities" means, collectively, Algonquin Power (Deerfield Holdings) Inc., Deerfield Wind SponsorCo, LLC, Deerfield HoldCo, LLC and Deerfield Wind Energy, LLC;
"Deerfield LLC Agreement" means the agreement dated as of October 15, 2015 between Deerfield Holdings 1, LLC and Algonquin Power (Deerfield Holdings) Inc. relating to Deerfield Wind SponsorCo, LLC and the Deerfield Wind Project;

"Deerfield Loan Agreement" means the subordinated loan and credit support agreement dated as of October 15, 2015 between Deerfield Wind SponsorCo, LLC, as borrower, and Algonquin Power Co., as lender;
"Deerfield MIPA" means the membership interest purchase and contribution agreement dated as of October 15, 2015 between Deerfield Holdings 1, LLC and Deerfield Wind SponsorCo;
"Deerfield MIPA Guaranty" means the guaranty for the benefit of Deerfield Holdings 1, LLC, dated as of October 15, 2015, issued by Algonquin Power Co. at the request of Deerfield Wind SponsorCo under the Deerfield Loan Agreement;
"Deerfield Wind Project" means the approximately 150MW construction stage wind project being developed pursuant to the Deerfield LLC Agreement;
"Documents Incorporated by Reference" means collectively those documents incorporated by reference in the Prospectus or Prospectus Amendment, including any other document prepared by the Corporation and filed with the Securities Commissions after the date of this agreement and before the completion of the distribution of the Offered Securities that is of a type that is required to be incorporated by reference in the Prospectus or Prospectus Amendment pursuant to NI 44-101;
"Emera Subscription Agreements" means, collectively, (i) the subscription agreement dated on or about September 8, 2014 between the Corporation and Emera Incorporated, as amended, pursuant to which Emera Incorporated subscribed for 8,708,170 subscription receipts of the Corporation on a private placement basis; and (ii) the subscription agreement dated as of December 2, 2014 between the Corporation and Emera Incorporated, as amended, pursuant to which Emera Incorporated subscribed for 3,316,583 subscription receipts of the Corporation on a private placement basis;
"Exchange" means the Toronto Stock Exchange;
"Firm Securities" has the meaning ascribed thereto on the first page hereof;
"Joint Bookrunners" has the meaning ascribed thereto on the first page hereof;
"Jurisdictions" means, collectively, the Qualifying Jurisdictions and such other jurisdictions as may be agreed to by the Corporation and the Underwriters;
"knowledge of the Corporation" means to the best of the knowledge, information and belief of Ian Robertson and David Bronicheski, after due inquiry;
"Marketing Materials" has the meaning ascribed thereto in NI 41-101;
"Material Adverse Effect" means any change, event or effect that is or would reasonably be expected to be materially adverse to the business, operations, prospects or financial condition of the Corporation and its subsidiary entities, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectus containing a misrepresentation within the meaning of Applicable Securities Laws), excluding any such change, event or effect arising out of, in connection with or resulting from (a) general global, national or regional business, political, market, regulatory or social conditions (or changes therein), including in respect of interest or currency rates or the financial or capital markets (b) any act of terrorism, war, military action or the escalation or worsening thereof, act of God, natural disaster, similar calamity or other force majeure event, (c) any adoption, implementation, change or proposed change in law (or interpretations thereof), (d) any change in the economic, business, financial, regulatory or legal enforcement environment generally affecting the industries or market sectors in which the Corporation and its subsidiary entities operate; (e) changes in applicable accounting principles or any applicable regulatory accounting rules (or the enforcement, implementation or interpretation thereof), (f) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the execution, delivery or performance of this Agreement or the announcement of the transactions contemplated in this Agreement, (g) compliance with the terms of this Agreement, provided, in the case of (a) – (e), that any such change does not have a disproportionately adverse effect on the Corporation;
"NI 41-101" means National Instrument 41-101 General Prospectus Requirements of the Canadian Securities Administrators;
"NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;
"NI 44-102" means National Instrument 44-102 Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;
"Northeast Expansion" means Kinder Morgan's proposed Northeast Energy Direct natural gas project, in which the Corporation has agreed to participate under the terms of the Northeast Expansion LLC Agreement;
"Northeast Expansion LLC Agreement" means the Limited Liability Company Agreement of Northeast Expansion LLC, dated as of November 24, 2014, between Kinder Morgan Operating Limited Partnership "A" and Liberty Utilities (Pipeline & Transmission) Corp.;
"November 2015 Marketing Materials" means the written documents that constitute the Template Version of Marketing Materials that are required to be filed with the Securities Commissions or other regulatory bodies in the Qualifying Jurisdictions in accordance with NI 44-102;
"Odell Entities" means, collectively, Algonquin Power (Odell Holdings) Inc., Odell SponsorCo, LLC, Odell Holdings, LLC and Odell Wind Farm, LLC;
"Offering" has the meaning ascribed thereto on the first page hereof;
"Optional Securities" has the meaning ascribed thereto on the first page hereof;
"Option Closing Date" has the meaning ascribed thereto in Section 3.1;
"Option Closing Time" has the meaning ascribed thereto in Section 3.1;
"Over-Allotment Option" has the meaning ascribed thereto on the first page hereof;

"Park Water Agreement" means the Plan and Agreement of Merger dated September 19, 2014 by and among Liberty Utilities Co., Liberty WWH, Inc. and Western Water Holdings, LLC;
"Park Water Guarantee" means the Guaranty dated as of September 19, 2014 made by the Corporation in favour of Western Water Holdings, LLC in connection with the Park Water Transaction;
"Park Water Transaction" means the transactions contemplated by the Park Water Agreement, including but not limited to the merger of Liberty WWH, Inc. with and into Western Water Holdings, LLC;
"Passport System" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators and National Policy 11-202– Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;
"Permits" means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;
"Private Placement Memorandum" means the Prospectus, together with the memorandum in a form to be agreed by the Underwriters and the Corporation, which will be delivered to purchasers and prospective purchasers, as the case may be, of the Purchased Securities under Rule 144A;
"Prospectus" means, collectively, the Base Prospectus and the Prospectus Supplement, including the documents incorporated or deemed to be incorporated by reference therein but not including any prospectus supplement other than the Prospectus Supplement;
"Prospectus Amendment" means the English and French language versions (unless the context otherwise indicates) of any amendment to the Prospectus;
"Prospectus Supplement" means the English and French language versions of the prospectus supplement of the Corporation to be filed with the Securities Commissions, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities and the Over-Allotment Option in each of the Qualifying Jurisdictions;
"Purchased Securities" has the meaning ascribed thereto on the first page hereof;
"Purchasers" means purchasers of Purchased Securities pursuant to the Prospectus;
"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;
"Qualifying Jurisdictions" means each of the provinces of Canada;

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;
"Rule 144A" means Rule 144A under the 1933 Act;
"SEC" means the United States Securities and Exchange Commission;
"Securities Commissions" mean, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions and any other applicable securities regulatory authority in each other Jurisdiction;
"SEDAR" means System for Electronic Document Analysis and Retrieval;
"Selling Firms" has the meaning ascribed thereto in Section 6.1(a);
"Series A Shares" means Cumulative Rate Reset Preferred Shares, Series A in the capital of the Corporation;
"Series C Shares" means Cumulative Rate Reset Preferred Shares, Series C in the capital of the Corporation;
"Series D Shares" means Cumulative Rate Reset Preferred Shares, Series D in the capital of the Corporation;
"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;
"Supplementary Material" means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;
"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
"TD Securities" has the meaning ascribed thereto on the first page hereof;
"Template Version" has the meaning ascribed thereto in NI 41-101;
"Time of Closing" means 8:00 a.m. (Toronto Time) on the Closing Date;
"Transfer Agent" has the meaning ascribed thereto in Section 8.1(i);
"Underwriters" has the meaning ascribed thereto on the first page hereof;
"Underwriters' Fee" has the meaning ascribed thereto on the second page hereof;
"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.
Article II
FILING OF PROSPECTUS

2.1
The Corporation represents and warrants to and for the benefit of the Underwriters that it has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under Applicable Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a final receipt dated February 19, 2014 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Qualifying Jurisdictions have been issued or deemed to be issued (the "Final Receipt").

2.2
The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Toronto time) on November 25, 2015 (or such later date and time as may be agreed to in writing by the Joint Bookrunners), the Prospectus Supplement and all such other documents as are required under Applicable Securities Laws (in English and, as required, in French) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Jurisdictions.

2.3
The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of the Prospectus Supplement and such other documents as may be required under Applicable Securities Laws to qualify the distribution of the Purchased Securities in the Qualifying Jurisdictions and to allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require in order to:

(a)	fulfill the Underwriters' obligations as underwriters; and

(b)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.
Article III
OVER-ALLOTMENT OPTION

3.1
The Corporation hereby grants to the Underwriters, in the respective percentages set out in Section 15.1 of this Agreement, the Over-Allotment Option to purchase up to an additional 2,153,250 Optional Securities, being 15% of the number of Firm Securities at a purchase price per Optional Security equal to the purchase price per Firm Security. The Over-Allotment Option may be exercised in whole or in part on one occasion prior to its expiry in accordance with the provisions of this Agreement. Delivery of and payment for any Optional Security will be made at the offices of the Corporation’s counsel, at the time (the "Option Closing Time") on the date set out in the written notice of the Joint Bookrunners referred to below (the "Option Closing Date") which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days or later than five Business Days after the date upon which the Corporation receives written notice from the Joint Bookrunners on behalf of the Underwriters, setting out the number of Optional Securities to be purchased by the Underwriters, which notice must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date. Upon the furnishing of the notice, the Underwriters will severally (and not jointly or jointly and severally) be committed to purchase, in the respective percentages set out in Section 15.1 of this Agreement, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement the number of Optional Securities indicated in the notice. Optional Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Firm Securities and for market stabilization purposes permitted pursuant to Applicable Securities Laws. The Corporation agrees that the number of Optional Securities to be issued upon exercise of the Over-Allotment Option shall be adjusted for any stock splits, consolidations or other changes to the Common Shares after the Closing Date, if any.
Article IV
DELIVERY OF THE PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS

4.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(c)
on the date hereof, copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions and copies of all documents or information incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR;

(d)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Applicable Securities Laws; and

(ii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR;

(e)
as soon as they are available and during the period of distribution of the Purchased Securities, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under Applicable Securities Laws, signed as required by Applicable Securities Laws;

(f)	as soon as they are available and during the period of distribution of the Purchased Securities, copies of any documents incorporated by reference in, or exhibits to, the

Base Prospectus, the Prospectus Supplement, any Prospectus Amendment or any amendment to any of them which have not been previously delivered to the Underwriters or are not otherwise available on SEDAR;

(g)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this Section 4.1:

(i)
an opinion of Ernst & Young LLP, Toronto, Ontario, the auditors of the Corporation, dated the date of the Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Corporation and the related auditors' report contained in the Prospectus, and the French language version of financial information contained in the Prospectus, which is derived from such consolidated financial statements and notes thereto (collectively, the "Financial Information") is, in all material respects, a complete and accurate translation of the English language version thereof;

(ii)
an opinion of counsel for the Corporation in the Province of Quebec, acceptable to the Underwriters, acting reasonably, dated the date of the Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Prospectus, the French language version of the Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(h)
at the time of filing with the Securities Commissions of the Prospectus Supplement or any Prospectus Amendment, as the case may be, a comfort letter from Ernst & Young LLP, Toronto, Ontario, the auditors of the Corporation, dated the date of the Prospectus Supplement or any Prospectus Amendment, as the case may be, with a cut-off date for investigation not more than two Business Days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial information and statistical and accounting data relating to the Corporation contained in the Prospectus or any Prospectus Amendment, or incorporated by reference therein, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities.

4.2	The delivery to the Underwriters of the filed Prospectus Supplement shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)
the information and statements contained in the Base Prospectus and the Prospectus Supplement, as the case may be, and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Securities; and

(b)
neither the Base Prospectus nor the Prospectus Supplement, as the case may be, contains a misrepresentation within the meaning of Applicable Securities Laws. Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement by the Underwriters in connection with the distribution of the Purchased Securities in the Qualifying Jurisdictions.

4.3
The Underwriters agree, and will require each member of any banking, selling or other group formed for the purposes of selling the Purchased Securities, to agree to observe the United States selling restrictions set forth in Schedule "D" hereto and the Corporation agrees for the benefit of the Underwriters to comply with the covenants as set forth in Schedule "D" hereto. Each Underwriter represents and agrees that it will not offer or sell any of the Purchased Securities within the United States or to or for the account or benefit of U.S. persons (within the meaning of Regulation S) except for offers and sales made in accordance with Rule 144A.

4.4	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)
the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions and incorporated by reference into the Base Prospectus, conformed in all material respects to the requirements of Applicable Securities Laws; and any further documents so filed and incorporated by reference in the Base Prospectus or any amendment or supplement thereto during the period of distribution of the Purchased Securities, when such documents are filed with the Securities Commissions, will conform in all material respects to the requirements of Applicable Securities Laws, as applicable; and

(b)
on the date first filed, the Base Prospectus did and, when supplemented by the Prospectus Supplement, will, and at the Time of Closing the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Applicable Securities Laws; the Base Prospectus as of its filing date did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Base Prospectus as supplemented by the Prospectus Supplement will not, as of the filing date of the Prospectus Supplement and as of the Time of Closing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion in the Base Prospectus or the Prospectus Supplement.
Article V
COMMERCIAL COPIES OF PROSPECTUS SUPPLEMENT

5.1
The Corporation shall deliver to the Underwriters, as soon as practicable and in any event no later than noon (Toronto time) on the Business Day following the date of the filing of the Prospectus Supplement with the Securities Commissions, at offices designated by the Underwriters in the city where printing occurs, such number of commercial copies of the Prospectus Supplement and, if applicable, the Private Placement Memorandum as the Underwriters may reasonably request by instructions to the printer thereof given no later than the Business Day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Prospectus Supplement and, if applicable, the Private Placement Memorandum. The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement and, if applicable, the Private Placement Memorandum in such numbers and at such offices in such other cities as the Underwriters may reasonably request from time to time.

5.2
The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities reasonably designated by the Underwriters, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus or Prospectus Supplement and of any Supplementary Material or any Prospectus Amendment which the Underwriters may from time to time reasonably request.

Article VI
COVENANTS OF THE UNDERWRITERS

6.1	Each Underwriter severally covenants with the Corporation that it shall:

(a)
conduct its activities in attempting to sell the Purchased Securities, directly and through other registered dealers (or other dealers duly qualified in their respective jurisdictions) (the "Selling Firms") in compliance with all relevant laws and regulatory requirements;

(b)	not be liable to the Corporation under this Section 6.1 with respect to a default by another Underwriter (or another Selling Firm that is not an affiliate of such Underwriter);

(c)	deliver one copy of the Prospectus to each Purchaser or prospective purchaser of Purchased Securities;

(d)	offer and cause the Selling Firms to offer the Purchased Securities for sale to the public and sell the Purchased Securities only in those Jurisdictions where they may lawfully be offered for sale;

(e)
from the date of commencement of the distribution of the Purchased Securities to the date such distribution ceases, each Underwriter and Selling Firm (i) will not make use of any "bluesheet" or provide any other Marketing Materials other than the November 2015 Marketing Materials in respect of the Purchased Securities without the approval of the Corporation and no "standard term sheet" (as defined in NI 41-101) in respect of the Purchased Securities will be provided by them to any potential investors of the Purchased Securities without the approval of the Corporation; and (ii) will provide a copy of the Base Prospectus to each potential investor of the Purchased Securities who receives the November 2015 Marketing Materials; and

(f)
use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and cause the Selling Firms to complete, the distribution of the Purchased Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters' opinion, the distribution of the Purchased Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Purchased Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

Article VII
NOTICE OF MATERIAL CHANGE

7.1
During the period of distribution to the public of the Purchased Securities, which shall be the period from the date hereof to the date upon which the Corporation has received the notice of termination contemplated in Section 12.1 or the notice that distribution has ceased contemplated in Section 6.1(f) hereof, whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(c)
any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus, the Private Placement Memorandum or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document; and

(d)
any change in a material fact in the Prospectus, the Private Placement Memorandum or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(iii)	to render the Prospectus, the Private Placement Memorandum or the Supplementary Material misleading or untrue;

(iv)	would result in the Prospectus, the Private Placement Memorandum or the Supplementary Material not complying with Applicable Securities Laws;

(v)
would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or the Common Shares or which would restrict or prevent the trading of the Purchased Securities or the Common Shares; or

(vi)	would be material to a prospective purchaser of the Purchased Securities.

(e)
In any such case described in Section 7.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Purchased Securities in the Qualifying Jurisdictions as contemplated hereunder.

(f)
The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 7.1.

Article VIII
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

8.1	The Corporation hereby represents, warrants and covenants to and with the Underwriters, that:

(a)
the Corporation has been duly organized as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Purchased Securities, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities;

(b)
the Corporation is, and will be, at the Time of Closing a reporting issuer not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(c)
the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this agreement will not cause the Final Receipt to no longer be effective;

(d)
except as contemplated hereby and as previously publicly disclosed in documents filed on SEDAR, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-

emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Purchased Securities;

(e)
the execution and delivery of this agreement, the fulfillment of the terms hereof and the issue, sale and delivery on the Closing Date of the Purchased Securities do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Corporation or any indenture, agreement or other instrument to which the Corporation is a party or by which the Corporation is contractually bound or any law or regulation binding upon the Corporation;

(f)	the Purchased Securities will be listed and posted for trading on the Exchange at the Time of Closing;

(g)
the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Purchased Securities;

(h)
the Corporation (i) has been duly incorporated under the Canada Business Corporations Act and is and will be at the Time of Closing up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to execute and deliver and perform its obligations under this agreement and to carry out the provisions of this agreement and to invest the funds of the Corporation in accordance with the Prospectus, as amended; and (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(i)	CST Trust Company of Canada (the "Transfer Agent"), at its principal offices in the City of Toronto, is the duly appointed registrar and transfer agent of the Purchased Securities;

(j)
except as publicly disclosed in documents filed on SEDAR, the Corporation, and to the knowledge of the Corporation, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively: (A) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and (B) holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing and, except as disclosed in the Prospectus, as amended, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(k)
the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist, of an unlimited number Common Shares and an unlimited number of preferred shares issuable in series of which, 241,502,027 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts are validly issued and outstanding as fully paid and non-assessable as of November 24, 2015. At the Time of Closing, assuming no exercise of outstanding stock options and excluding any Common Shares issuable pursuant to the Corporation's employee share purchase plan and other similar purchase plans (as amended from time to time), the exercise of the Over-Allotment Option and the Emera Subscription Agreements, 255,698,827 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts will be duly and validly issued and outstanding as fully paid and non-assessable. As at the date hereof, the Emera Subscription Agreements remain in full force and effect, and provide for the issuance of an aggregate of 12,024,753 Common Shares in accordance with their respective terms;

(l)
the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Purchased Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i)
any of the material terms, conditions or provisions of any indenture, agreement or instrument to which the Corporation is a party or by which the Corporation will be contractually bound at the Time of Closing; or

(ii)
any laws of Canada or the Province of Ontario or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation that would result in a Material Adverse Effect;

(m)
the execution and delivery of this agreement by the Corporation and the fulfillment of the terms hereof by the Corporation, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof); or

(ii)
any laws of any jurisdiction in which any of it or its affiliates carries on business or owns any assets or any judgment, order or decree of any governmental body, agency or court having jurisdiction over it and the affiliate that would result in a Material Adverse Effect;

(n)	there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way have a Material Adverse Effect or which questions the validity of the issuance of the Purchased Securities or of any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(o)
prior to the Time of Closing, each of the Algonquin Companies is a corporation duly incorporated and organized and validly existing under its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets required such qualification, and has, or will have at the Time of Closing, all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(p)
the Corporation is in compliance with all covenants under, and no material default on the part of the Corporation exists under, or as a result of any of the transactions described in the Prospectus or the Private Placement Memorandum, which in any case significantly adversely affects, or would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities, or would reasonably be expected to have a significant adverse effect on the market price or value of the issued and outstanding Common Shares;

(q)
the audited consolidated balance sheets of the Corporation as at December 31, 2014 and 2013 contained in the Prospectus, the Private Placement Memorandum or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(r)
the interim financial statements of the Corporation for the three and nine months ended September 30, 2015 and 2014 contained in the Prospectus, the Private Placement Memorandum or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(s)
other than as disclosed to the Underwriters or as set forth in the Prospectus, the Private Placement Memorandum or any Supplementary Material, pursuant to indemnities granted in favour of the directors and officers of Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favour of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets or construction of facilities by the Corporation or its subsidiary entities and debt or tax equity financings therefor, or guarantees or indemnities granted in connection with the senior credit facility obtained by Algonquin Power Co. and, except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies nor the Algonquin Trusts and to the knowledge of the Corporation, the Algonquin Partnerships: (i) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; nor (ii) are they subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(t)	each of the Algonquin Partnerships and Algonquin Trusts is a partnership or trust, whichever the case may be, duly formed, organized and validly existing under its governing jurisdiction;

(u)
to the knowledge of the Corporation, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively, has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(v)
except as publicly disclosed in documents filed on SEDAR, to the knowledge of the Corporation, each facility and project in which the Corporation has an economic interest as described in the Prospectus (the "Facilities") is in possession of all material Permits required under existing law for the existing state of the construction and/or operation of the facility and each such Permit has been obtained, is in full force and effect and to the knowledge of the Corporation does not require amendment;

(w)
to the knowledge of the Corporation, except as disclosed in the Prospectus, each of the parties identified in the Prospectus or the Private Placement Memorandum as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as described in the Prospectus;

(x)
to the knowledge of the Corporation, except as disclosed in the Prospectus or the Private Placement Memorandum, any and all agreements pursuant to which the Corporation, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts hold direct or indirect interests in the Facilities are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (subject to usual qualifications on enforceability), such parties are not in material default of any of the provisions of any such agreements nor has any such default been alleged and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases pursuant to which such parties derive their interest in such assets are in good standing and there has been no material default under any such leases and all realty or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(y)
in each case, except as publicly disclosed in documents filed on SEDAR, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with good and prudent practice in the independent power production industry, with reasonable deductibles; and, to the best of their knowledge such Facilities were constructed in accordance with their plans and specifications and all building permits properly issued therefor and in compliance with all applicable building and zoning by-laws; and, to the best of their knowledge: there are no material defects in such Facilities; and there are no outstanding work orders or deficiency notices of a material nature relating to such Facilities or to the knowledge of the Corporation with respect to the Facilities to be acquired from or required by any governmental, federal, provincial or municipal authority including, without limitation, any work orders or notices alleging violation of any environmental, health or safety statute or regulation or, to the knowledge of the Corporation any matters under discussion with any such authorities relating to such matters; and, to the knowledge of the Corporation, such Facilities and all electric generating equipment and chattels required for the effective operation of such Facilities, are in good operating condition and are in a state of good repair and maintenance;

(z)	there has not been any reportable event (as defined in National Instrument 51- 102 – Continuous Disclosure Obligations) with the auditors of the Corporation;

(aa)
the Corporation has not completed any "significant acquisition" (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations nor is it proposing any "proposed acquisition" (as such term is used in Item 10 of Form 44-101F1 to NI 44-101) other than as disclosed in the Prospectus or any Prospectus Amendment, that in any such case would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus;

(bb)
as at the date hereof, the Park Water Agreement and the Park Water Guarantee, a true and complete copy of which has been provided to the Underwriters and their counsel, remains in full force and effect in accordance with its terms. The Corporation shall use its commercially reasonable efforts to complete the Park Water Transaction, pursuant to the terms of the Park Water Agreement;

(cc)
as at the date hereof, the Northeast Expansion LLC Agreement, a true and complete copy of which has been provided to the Underwriters and their counsel, remains in full force and effect in accordance with its terms. The Corporation shall use its commercially reasonable efforts to complete its participation in the Northeast Expansion as contemplated by the Northeast Expansion LLC Agreement;

(dd)
as at the date hereof, the Deerfield Agreements, true and complete copies of which has been provided to the Underwriters and their counsel, remain in full force and effect. The Corporation has complied with, and shall use its commercially reasonable efforts to comply with, all of its material obligations under the Deerfield Agreements;

(ee)	the attributes and characteristics of the Common Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectus;

(ff)	if declared by the board of directors of the Corporation:

(i)
cash dividends in the amount of US$0.09625 per common share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on or about January 15, 2016 for which the record date is on or about December 31, 2015;

(ii)
cash dividends in the amount of $0.28125 per Series A Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on the last business day of March, June, September and December;

(iii)
cash dividends in the amount of approximately 1% per Series C Share based upon an agreed dividend payment schedule, subject to adjustment based upon the Consumer Price Index, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on April 1, July 1, October 1, and January 1; and

(iv)
cash dividends in the amount of $0.3125 per Series D Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on the last business day of March, June, September and December.

8.2	The Corporation covenants and agrees with and in favour of the Underwriters, that the proceeds received by the Corporation will be used for the purposes described in the Prospectus Supplement.

8.3
The Corporation covenants and agrees to use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Purchased Securities.

8.4
The Corporation shall not, for a period of 90 days after the Closing Date, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Common Shares or any other securities with provisions or characteristics similar to the Common Shares, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, except for (i) the issuance of Common Shares in connection with the exercise of any currently outstanding options of the Corporation, (ii) the issuance of options to acquire Common Shares pursuant to the Corporation's stock option plan, and the issuance of Common Shares in connection with the exercise of any such options, and (iii) to satisfy any other currently outstanding instruments or other contractual commitments in relation to any transaction that has been disclosed to the Underwriters, including pursuant to the Emera Subscription Agreements and the Corporation's DSU plan and PSU plan.

Article IX
CONDITIONS OF CLOSING

9.1
The purchase and sale of the Purchased Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (e) and (f) may be waived in writing in whole or in part by the Underwriters:

(a)
the Corporation will have made or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Commissions and the Exchange required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)
the directors of the Corporation shall have authorized and approved this agreement, the issuance of the Purchased Securities, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)
it shall be the case that, and the Corporation will deliver to the Underwriters a certificate and covenant of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to their counsel, Bennett Jones LLP, certifying that:

(i)	except as otherwise publicly disclosed, the Prospectus is true and correct in all material respects and contain no misrepresentation;

(ii)
except as otherwise publicly disclosed, no change in the assets, liabilities, financial position or business of the Corporation which would have a Material Adverse Effect has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectus Supplement;

(iii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Securities or the trading of any of the Corporation's issued securities has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)	the Corporation is a "reporting issuer" not in default of any requirement under Applicable Securities Laws, is eligible in accordance with the provisions of

NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Securities Commissions at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	it has complied with all covenants, terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of its representations and warranties contained herein are true and correct as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters' counsel may request, acting reasonably.

(d)
the Corporation will have caused favorable legal opinions to be delivered by its counsel, Blake, Cassels & Graydon LLP, dated the Closing Date addressed to the Underwriters and its counsel, Bennett Jones LLP, with respect to those matters identified in Schedule "C" hereto and as to such other matters as the Underwriters may reasonably request, acceptable to the Underwriters' counsel, Bennett Jones LLP, acting reasonably;

(e)
in the event of the sale of Purchased Securities in the United States or to or for the account or benefit of a U.S. person (within the meaning of Regulation S) pursuant to Schedule "D" hereto, the Underwriters shall have received an opinion from the Corporation’s United States counsel, in form and substance reasonably satisfactory to the Corporation, the Underwriters and their respective counsel and addressed to the Corporation and each of the Underwriters, to the effect that no registration under the 1933 Act is required in connection with the offer, sale and delivery to the Underwriters of the Purchased Securities, and the initial resale by the Underwriters of the Purchased Securities to Qualified Institutional Buyers in the United States or to or for the account or benefit of a U.S. person (within the meaning of Regulation S) in the manner contemplated by this Agreement and the Private Placement Memorandum. In providing such opinion, such counsel shall be entitled to assume (i) that the representations and warranties of the Corporation and the Underwriters set forth in this Agreement are true and correct, (ii) compliance by the Corporation and the Underwriters with their respective obligations under this Agreement, and (iii) rely upon certificates of the Underwriters to be delivered pursuant to Schedule "D" hereto;

(f)
the Corporation will deliver to the Underwriters a letter dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from Ernst & Young LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 4.1(f) with such changes as may be necessary to bring information in such letter forward to a date not more than two (2) Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(g)
that the Purchased Securities shall have been conditionally approved for listing and posting for trading on the Exchange subject to the satisfaction by the Corporation of the filing and other requirements of such Exchange; and

(h)	the Corporation shall have delivered the definitive certificate or certificates, as the case may be, representing the Purchased Securities specified in Article 10 hereof.

9.2	The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Time of Closing will also be addressed to Purchasers.

9.3	In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the filing of the Prospectus, as the Underwriters may reasonably require.
Article X
CLOSING

10.1
The purchase of the Purchased Securities (the "Closing") will be completed at the offices of counsel to the Corporation, Blake, Cassels & Graydon LLP, at 40th Floor, Commerce Court West, Toronto, Ontario, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under "Conditions of Closing" by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article 11 and Article 13.

10.2	At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	evidence of a non-certificated inventory deposit representing the Firm Securities, in the names and denominations requested by Joint Bookrunners, on behalf of the Underwriters, acting reasonably; and

(b)	such further deliverables as may be contemplated herein or as the Underwriters or the applicable Securities Commissions or the TSX may reasonably require, against payment by the Underwriters of the purchase price for the Firm Securities by wire transfer.

10.3
In the event the Over-Allotment Option is exercised in accordance with its terms, the Corporation will, at or prior to the Option Closing Time, deliver to the Joint Bookrunners (or any one of them as the Joint Bookrunners may jointly direct), on behalf of the Underwriters:

(a)
evidence of a non-certificated inventory deposit representing the Optional Securities, in the names and denominations requested by Joint Bookrunners, on behalf of the Underwriters, acting reasonably; and

(b)
the items listed in Section 9.1(c), 9.1(g) and 9.1(i), in each case dated the Option Closing Date, together with such further documentation as the TSX may reasonably require, except that such conditions that apply shall be satisfied as at the Option Closing Time on the Option Closing Date,

against payment by the Underwriters of the purchase price for the Optional Securities by wire transfer to the order of the Corporation in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon. In addition, the Corporation shall contemporaneously pay to the Joint Bookrunners, on behalf of the Underwriters, the Commission for their services in connection with the issue and sale of the Optional Securities by wire transfer to the order of the Joint Bookrunners (or any one of them as the Joint Bookrunners may jointly direct) in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon.

10.4
All terms and conditions of this offer set forth under "Conditions of Closing" shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Purchased Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article XI
INDEMNITY AND CONTRIBUTION
The Corporation will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents (the "Indemnified Parties") against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule "B", whether or not the transaction herein contemplated shall be completed.
Article XII
TERMINATION RIGHTS

12.1
In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter's part, its obligations under this agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(c)
any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Purchased Securities, the Over-Allotment Option, Common Shares or any other securities of the Corporation is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any Securities Commission, any stock exchange (including the Exchange) or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(d)
any inquiry, action, suit, investigation (whether formal or informal) is commenced, announced or any order or ruling is issued under or pursuant to any statute of Canada or any province of Canada, or of the United States or any state thereof or any other jurisdiction or by any official of any stock exchange or by any other regulatory authority or there is a change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in each case in the reasonable opinion of the Underwriter prevents or operates to prevent or restrict the distribution of, trading in, or marketability of the Common Shares;

(e)
there should occur or be discovered any change as is contemplated by Section 7.1(b) or any information or fact regarding the Corporation, Algonquin Companies, Algonquin Partnerships or Algonquin Trusts which was not publicly disclosed as of the date of this agreement is disclosed, which, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value or profitable marketability of the Common Shares or other securities of the Corporation;

(f)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this agreement;

(g)
there shall occur any event or change (actual, imminent or reasonably expected), or any development, including a prospective event or change, financial or otherwise, in the business, prospects, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Corporation's subsidiaries (on a consolidated basis) which, in the Underwriters' opinion, would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or other securities of the Corporation;

(h)
there should develop, occur or come into effect or existence any event, action or occurrence of national or international consequence or any government law or regulation, state, condition or major financial occurrence which, in the opinion of the Underwriters' (or any one of them), acting reasonably, seriously and adversely affects, or would seriously and adversely affect, the financial markets generally or the business, prospects, operations or affairs of the Corporation and its subsidiaries (on a consolidated basis); or

(i)	the Underwriters shall become aware of any material adverse information or fact with respect to the Corporation or the Corporation's subsidiaries which had not been publicly disclosed prior to the date of this agreement, which in the opinion of the Underwriters' (or any one of them), acting reasonably, would seriously adversely affect the value or market price of the Common Shares or other securities of the Corporation.
The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 12.1 (any such notice, a "Termination Condition Existence Notice"). If the Underwriters wish to exercise their termination rights under this Section 12.1, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this agreement.

12.2
The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a), (b), (c), (d) or (e) of Section 12.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

12.3
The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this agreement.

12.4
The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in Article 17.

Article XIII
EXPENSES
Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Purchased Securities shall be borne by the Corporation, including, without limitation: printing costs, filing fees, costs of the Corporation's legal and accounting advisors in connection with the preparation of the Prospectus, cost of the certificates and fees of the Transfer Agent. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Purchased Securities is not completed due to any failure of the Corporation to comply with the terms of this agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

Article XIV
AUTHORITY OF JOINT BOOKRUNNERS
The Joint Bookrunners are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this agreement or any agreement entered into by or on behalf of the Underwriters by the Joint Bookrunners, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (a) a notice of termination pursuant to Section 12.1, which notice may be given by any of the Underwriters; (b) any waiver pursuant to Section 12.4, which waiver must be signed by all of the Underwriters; or (c) any matter relating to the indemnity and contribution provisions set forth in Article 11 and Schedule "B" hereto. The Joint Bookrunners shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.
Article XV
SEVERAL OBLIGATIONS

15.1
The Underwriters' entitlement to purchase the Purchased Securities at the Closing shall be several and not joint and the Underwriters' respective obligations in this respect shall be in the following percentages of the Purchased Securities:

CIBC World Markets Inc.(1)	20.0%
TD Securities Inc. (1)	20.0%
BMO Nesbitt Burns Inc.	12.0%
National Bank Financial Inc.	12.0%
RBC Dominion Securities Inc.	12.0%
Scotia Capital Inc.	12.0%
Desjardins Securities Inc.	9.0%
Canaccord Genuity Inc.	1.0%
Cormark Securities Inc.	1.0%
Industrial Alliance Securities Inc.	1.0%
TOTAL	100.0%

            (1) Joint Bookrunners

15.2
If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is less than or equal to 10% of the aggregate number of Firm Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is less than or equal to 10% of the aggregate number of Optional Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

15.3
If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is greater than 10% of the aggregate number of Firm Securities, agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Firm Securities shall have the right, but not the obligation, to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Firm Securities shall be relieved, without liability, of its or their obligations to purchase its or their respective percentage of the Firm Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Time of Closing.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is greater than 10% of the aggregate number of Optional Securities, agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Optional Securities shall have the right, but not the obligation, to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Optional Securities shall be relieved, without liability, of its or their obligations to purchase its or their respective percentage of the Optional Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Option Closing Time.
Nothing in this Article 15 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation. After the Underwriters have made reasonable efforts to sell all the Purchased Securities at the offering price, the Underwriters may sell the Purchased Securities to the public at prices below the offering price.
Article XVI
UNITED STATES OFFERS AND SALES
Any offer and sale of the Purchased Securities in the United States shall be made in accordance with the terms and conditions set out in Schedule "D" to this Agreement, which is incorporated by reference in this Agreement.

Article XVII
NOTICE
Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention:    Mr. Ian E. Robertson
Telecopy:    (905) 465-4540
Email:        ian.robertson@algonquinpower.com
with a copy to (which shall not constitute notice):
Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:    Mr. R. Kenneth S. Pearce
Telecopy:    (416) 863-2653
Email:        kenneth.pearce@blakes.com

(a)	If to the Underwriters to:
CIBC World Markets Inc.
Brookfield Place, 7th Floor
161 Bay Street
Toronto, Ontario

Attention:     Mr. David H. Williams
Telecopy:     (416) 956-6334
Email:        david.h.williams@cibc.ca
and to:

TD Securities Inc.
TD Tower
66 Wellington Street West, 9th Floor
Toronto, Ontario
M5K 1A2

Attention:     Mr. John Kroeker
Telecopy:     (416) 983-3176
Email:        john.kroeker@tdsecurities.com
with a copy to (which shall not constitute notice):
Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:    Mr. Norman F. Findlay
Telecopy:    (416) 863-1716
Email:        findlayn@bennettjones.com
or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy or email, and shall be deemed to have been received, if given by telecopy or email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.
Article XVIII
SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS
All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Purchased Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.
Article XIX
ACCEPTANCE

19.1	If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this agreement to CIBC and TD Securities.

19.2
All of the terms and conditions contained in this agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Time of Closing will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Time of Closing. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in Article 10 hereof and the payment of expenses referred to in Article 12 hereof.

Article XX
NO ADVISORY OR FIDUCIARY RELATIONSHIP

20.1
The Corporation hereby acknowledges that (a) the purchase and sale of the Purchased Securities pursuant to this agreement is an arm's-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (b) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (c) the Corporation's engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

20.2
Each of CIBC, TD Securities, National Bank Financial Inc. and Scotia Capital Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited ("TMX Group") and has a nominee director serving on the TMX Group's board of directors. As such, each of such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

Article XXI
GENERAL

21.1
If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

21.2
This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

21.3	Time shall be of the essence of this agreement.

21.4
This agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the letter agreement dated November 23, 2015 between the Corporation and CIBC on behalf of the Underwriters, and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

21.5
This agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format ("pdf") and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

[remainder of page intentionally left blank]

Yours very truly,

CIBC WORLD MARKETS INC.

By:	(signed) "James Brooks"
James Brooks, Managing Director

TD SECURITIES INC.

By:	(signed) "John Kroeker"
John Kroeker, Managing Director

BMO NESBITT BURNS INC.

By:	(signed) "Greg Petit"
Greg Petit, Director

NATIONAL BANK FINANCIAL INC.

By:	(signed) "Iain Watson"
Iain Watson, Managing Director

RBC DOMINION SECURITIES INC.

By:	(signed) "kyle Walker"
Kyle Walker, Director

SCOTIA CAPITAL INC.

By:	(signed) "Thomas Kurfurst"
Thomas I. Kurfurst, Managing Director

DESJARDINS SECURITIES INC.

By:	(signed) "Francois Carrier"
Francois Carrier, Managing Director

CANACCORD GENUITY CORP.

By:	(signed) "Steven Winokur"
Steven Winokur, Managing Director

CORMARK SECURITIES INC.

By:	(signed) "Stefan Coolican"
Stefan Coolican, Director

INDUSTRIAL ALLIANCE SECURITIES INC.

By:	(signed) "Richard Legault"
Richard Legault, President

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.
DATED as of the 25th day of November, 2015.

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) "Ian Robertson"
Ian Robertson, CEO

By:	(signed) "David Bronicheski"
David Bronicheski, CFO

Schedule "A"
(See attached)

ALGONQUIN POWER & UTILITIES CORP.
BOUGHT TREASURY OFFERING OF COMMON SHARES
TERM SHEET

A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

Issuer:	Algonquin Power & Utilities Corp. (the “Company”).
Issue:	Treasury offering of 14,355,000 common shares (the “Common Shares”).
Issue Amount:	$150,009,750, prior to the Over-Allotment Option.
Over-Allotment Option:
The Company has granted the underwriters an option, exercisable at the Issue Price for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Issue to cover over-allotments, if any.

Issue Price:	$10.45 per Common Share.
Use of Proceeds:	Net proceeds of the Issue will be used to partially finance certain of the Company’s previously disclosed growth opportunities and for general corporate purposes.
Dividends:
The Company currently pays quarterly dividends at an annual rate of US$0.385 per Common Share. The Company has declared a dividend in the amount of US$0.09625 per Common Share, payable on January 15, 2016, to shareholders of record as of December 31, 2015.

Form of Offering:
Public offering by way of a supplement to the Company’s existing base shelf prospectus dated February 18, 2014 to be filed in all provinces of Canada. Offered in the United States on a private placement basis via 144A and internationally pursuant to applicable private placement exemptions. A copy of the supplement and short form base shelf prospectus will be available at www.sedar.com.

Form of Underwriting:	“Bought deal” basis, subject to conventional termination provisions to be included in a definitive underwriting agreement.
Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.
Listing:	The Common Shares are listed on the TSX under the symbol “AQN”.
BOOKRUNNERS:	CIBC Capital Markets and TD Securities Inc.
Underwriting Fee:	4.0%.
Closing Date:	On or about December 2, 2015.

SCHEDULE "B"
INDEMNIFICATION

1.	Indemnity

(a)	Indemnity
Algonquin Power & Utilities Corp. (the "Indemnitor") hereby agrees to indemnify and save harmless CIBC World Markets Inc., TD Securities Inc. BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Desjardins Securities Inc., Canaccord Genuity Inc., Cormark Securities Inc. and Industrial Alliance Securities Inc. and/or any of their subsidiaries or affiliated companies (hereinafter referred to as the "Underwriters") and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages (other than special, incidental, indirect, consequential, exemplary or punitive damages) and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to any of the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) contained in the attached letter of agreement (the "Agreement"), the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)
any omission or alleged omission to state in the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except facts relating solely to any of the Underwriters) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Prospectus, including any

Documents Incorporated by Reference or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Securities in any of the Qualifying Jurisdictions (as such term is defined in the Agreement);

(iv)
the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.
This indemnity shall cease to be available to an Underwriter, if (i) a court of competent jurisdiction in a final judgment in which such Underwriter is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Underwriter (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectus, any Supplementary Material, including any Documents Incorporated by Reference, or any Prospectus Amendments contained no misrepresentation shall constitute "recklessness", "gross negligence" or "willful misconduct" for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Purchased Securities to such person, and (y) if the Prospectus (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter shall reimburse any funds advanced by the Corporation to the Underwriter pursuant to the indemnification contained in this Schedule "B" in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter in respect of such Claim.

(b)	Notification of Claims
If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others
With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel
In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule "B" is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Purchased Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B" which resulted in such Claim, as well as any other relevant equitable considerations.
The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule "B")) received by the Corporation from the issue and sale of the Purchased Securities bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B" which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B". The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.
A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights
The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution
In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 2(a) of this Schedule "B", and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under the Agreement.

(d)	Notice of Claim for Contribution
Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule "B" shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others
The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule "B", the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates' directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation's covenants under paragraphs 1 and 2 of this Schedule "B" with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters' respective obligations to contribute pursuant to this Section 2 are several in proportion to the percentages set forth opposite their names in Section 24 of the Agreement and not joint.

3.	Severability
If any provision of Section 1 or 2 of this Schedule "B" is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

SCHEDULE "C"

OPINION MATTERS

1.
the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this agreement;

2.	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Prospectus and the filing thereof with the Securities Commissions;

3.
the form and terms of the definitive certificates representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Canada Business Corporations Act and the rules and by-laws of the Exchange;

4.	upon payment of the purchase price the Common Shares will be duly and validly issued as fully paid and non-assessable Common Shares of the Corporation;

5.
each of Algonquin Power (Canada) Holdings Inc. and Algonquin Power Corporation Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets;

6.
this agreement has been executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, as applicable, enforceable against the Corporation, in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

7.
the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series of which, 241,502,027 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts are validly issued and outstanding as fully paid and non-assessable;

8.	each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(a)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business;

9.
the Purchased Securities, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account;

10.
all necessary action has been taken by the Corporation to authorize the execution and delivery by it of this agreement and the performance of its obligations hereunder (including the creation, issuance and sale of the Purchased Securities), and this agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, with the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

11.	the attributes and characteristics of the Purchased Securities conform in all material respects with the statements relating thereto contained in the Prospectus;

12.
no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Purchased Securities, other than (i) as required under Applicable Securities Laws, and (ii) the approval of the Exchange to the listing of the Purchased Securities;

13.	the Transfer Agent, at is principal offices in the City of Toronto, has been duly appointed as transfer agent and registrar for the Common Shares;

14.
all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions to qualify the issuance and sale of the Purchased Securities to the public in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

15.	the Purchased Securities will be listed and posted for trading on the Exchange subject only to the satisfaction of the Exchange's requirements set out in its listing approval letter; and

16.
the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Purchased Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; or

(b)	any federal laws of Canada or the Province of Ontario.
In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Bennett Jones LLP, acting reasonably, as to the qualification for distribution of the Purchased Securities and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.

SCHEDULE "D"
OFFERING IN THE UNITED STATES
This is Schedule "D" to the Underwriting Agreement dated as of December 4, 2014 (the "Underwriting Agreement"), among Algonquin Power & Utilities Corp., CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Desjardins Securities Inc., Canaccord Genuity Inc., Cormark Securities Inc. and Industrial Alliance Securities Inc.. All capitalized terms used in this Schedule which are not defined shall have the meaning ascribed thereto in the Underwriting Agreement.
The following terms shall have the meanings indicated:

(a)	"Affiliate" is as defined in Rule 405 under the 1933 Act;

(b)	"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S;

(c)	"Offshore Transaction" means "offshore transaction" as that term is defined in Regulation S;

(d)	"Regulation D" means Regulation D adopted by the SEC under the 1933 Act;

(e)	"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

(f)	"Representation Letter" means the Qualified Institutional Buyer Investment Letter, a form of which is attached as Exhibit A to the Private Placement Memorandum;

(g)	"Rule 144A" means Rule 144A adopted by the SEC under the 1933 Act;

(h)	"SEC" means the United States Securities and Exchange Commission;

(i)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S; and

(j)	"U.S. Placement Agent" means each U.S. registered broker-dealer that makes offers or sales of the Purchased Securities in the United States.
Representations, Warranties and Covenants of the Underwriters
Each Underwriter acknowledges, and will require that its U.S. Placement Agent acknowledge, that the Offered Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable U.S. state securities laws. Accordingly, neither such Underwriter nor its U.S. Placement Agent, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities.
Each Underwriter represents, warrants, covenants and agrees to and with the Corporation, and will require that its U.S. Placement Agent represent, warrant, covenant to and with the Corporation, that:

1.
Neither it nor its U.S. Placement Agent has offered or sold, and will not offer or sell, any Purchased Securities forming part of its allotment except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 2 through 13 below, in each case, in accordance with the Underwriting Agreement and this Schedule "D".

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Securities except with its U.S. Placement Agent, any selling group members or with the prior written consent of the Corporation. It shall require that its U.S. Placement Agent agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. Placement Agent complies with, the same provisions of this Schedule "D" as apply to such Underwriter as if such provisions applied to such U.S. Placement Agent directly.

3.
All offers and sales of the Purchased Securities in the United States have been and will be effected through its U.S. Placement Agent, and such U.S. Placement Agent is, and shall be on the date of each offer and sale of Purchased Securities by it, duly registered as a broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales of the Purchased Securities were or will be made (unless exempted from the respective state's broker-dealer registration requirements) and is, and shall be on the date of each offer and sale of Purchased Securities by it, a member in good standing with the Financial Industry Regulatory Authority, Inc. All offers and sales of the Purchased Securities in the United States by it were made and will be made by its U.S. Placement Agent in compliance with all applicable U.S. federal and state broker dealer requirements. It and such U.S. Placement Agent, as applicable, is a Qualified Institutional Buyer.

4.
Offers and sales of Purchased Securities in the United States shall not be made by any form of "general solicitation" or "general advertising" (within the meaning of Regulation D) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act.

5.
Offers to sell and solicitations of offers to buy the Purchased Securities shall be made in accordance with Rule 144A only to persons that the Underwriters and U.S. Placement Agents reasonably believed to be Qualified Institutional Buyers.

6.
It has not used and will not use any written material other than the Private Placement Memorandum in connection with offers and sales of Purchased Securities in the United States. Each offeree in the United States has been or shall be provided with a Private Placement Memorandum.

7.
Any offer, sale or solicitation of an offer to buy Purchased Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable U.S. federal and state securities laws. All offers and sales of the Purchased Securities in the United States will be effected in compliance with registration and qualification provisions of applicable state securities ("blue sky") laws and by or through its U.S. broker-dealer affiliates who are registered in the United States in accordance with all applicable U.S. broker-dealer registration and other requirements.

8.
All purchasers of Purchased Securities in the United States shall be informed that the Purchased Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and the Purchased Securities are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the 1933 Act provided by Rule 144A and similar exemptions under applicable U.S. state securities laws.

9.
None of it nor its U.S. Placement Agent has taken or will take any action that would constitute a violation of Regulation M under the 1934 Act in connection with the offer and sale of the Purchased Securities.

10.
At the Time of Closing each Underwriter, together with its U.S. Placement Agent, if any, will either (i) provide a certificate, substantially in the form of Exhibit A to this Schedule "D" relating to the manner of the offer and sale of the Purchased Securities in the United States or (ii) be deemed to have represented and warranted to the Corporation, as of the Time of Closing it did not and will not offer or sell any of the Purchased Securities in the United States.

11.	At least one Business Day prior to the Closing Date it will cause each U.S. Placement Agent to provide to the Transfer Agent a list of all purchasers of the Purchased Securities in the United States.

12.
Prior to completion of any sale of Purchased Securities in the United States, each such purchaser thereof will be required to provide to the applicable U.S. Placement Agent a duly executed Representation Letter.

13.	It will deliver, through its U.S. Placement Agent, a copy of the Private Placement Memorandum, including the Prospectus or Supplementary Material, as applicable, relating to the Purchased Securities.
Representations, Warranties and Covenants of the Corporation
The Corporation represents, warrants, covenants and agrees that:

14.
(a) The Corporation is, and on the Closing Date, will be a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Purchased Securities or Common Shares; (b) the Corporation is not, and as a result of the sale of the Purchased Securities contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Corporation, any of its Affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Purchased Securities in the United States, or has taken or will take any action that would cause the applicable exemptions from the registration requirements of the 1933 Act to become unavailable with respect to the offer and sale of the Purchased Securities in the United States or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Purchased Securities, if any, outside the United States; and (d) the Purchased Securities are not, and as of the Time of Closing will not be, and no securities of the same class as such securities are or, at the Time of Closing will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the 1934 Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the 1934 Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

15.
For so long as any of the Purchased Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the 1934 Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such shares, or to any prospective purchaser of such shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

16.
None of the Corporation, any of its Affiliates or any person acting on any of their behalf has taken, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Purchased Securities.

17.
During the period in which the Purchased Securities are offered for sale, neither the Corporation nor any of its Affiliates, nor any person acting on its behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the applicable exemptions from the registration requirements of the 1933 Act to become unavailable with respect to the offer and sale of the Purchased Securities in the United States or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Purchased Securities outside the United States or has violated or will, prior to the Time of Closing and violate Regulation M under the 1933 Act.

18.
Neither the Corporation nor any of its Affiliates nor any person acting on their behalf has engaged or, prior to the Time of Closing will engage in any form of "general solicitation" or "general advertising" (within the meaning of Regulation D) with respect to offers or sales of the Purchased Securities in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

19.
Neither the Corporation nor any of its Affiliates nor any persons acting on their behalf (other than the Underwriters, their Affiliates and any person acting on their behalf, as to whom no representation is made) has offered or sold, or will offer or sell, any of the Purchased Securities in the United States, except for offers and sales of the Purchased Securities made through the Underwriters and their U.S. Placement Agent in compliance with this Schedule "D".

EXHIBIT A

UNDERWRITERS' CERTIFICATE
In connection with the private placement in the United States of the Purchased Securities of Algonquin Power & Utilities Corp. (the "Corporation") pursuant to the Underwriting Agreement (the "Underwriting Agreement") dated November 25, 2015, among the Corporation and the Underwriters, each of the undersigned does hereby certify as follows:

(i)
each U.S. Placement Agent of each Underwriter who offered or sold Purchased Securities in the United States is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof;

(ii)	each offeree in the United States to which the undersigned offered Purchased Securities was provided with a copy of the Private Placement Memorandum;

(iii)
immediately prior to our transmitting the Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that such offerees purchasing Purchased Securities from us is a Qualified Institutional Buyer;

(iv)
no form of "general solicitation" or "general advertising" (within the meaning of Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Securities in the United States; and

(v)
the offering of the Purchased Securities in the United States by us and our Affiliates has been conducted in accordance with the terms of the Underwriting Agreement. Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule "D" thereto, unless otherwise defined herein.

Dated this ____ day of _________________, 2015.

[UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE]

Per:		Per:
	Name: Title:		Name: Title: